EXHIBIT 12(b)

CLECO POWER
Computation of Earnings to Fixed Charges

(Unaudited)

	For the		For the		For the
	three		nine		twelve
	months ended		months ended		months ended
(Thousands, except ratios)	September 30, 2004
Earnings from continuing operations	$16,792		$38,695		$50,603
Income taxes	9,450		22,044		27,628

Earnings from operations before income taxes	$26,242		$60,739		$78,231

Fixed charges:
Interest, long-term debt	$6,729		$20,174		$26,850
Interest, other (including interest on short-term debt)	512		397		849
Amortization of debt expense, premium, net	453		1,350		1,790
Portion of rentals representative of an interest factor	76		242		319

Total fixed charges	$7,770		$22,163		$29,808

Earnings from continuing operations before income taxes	$26,242		$60,739		$78,231
Plus: total fixed charges from above	7,770		22,163		29,808

Earnings from continuing operations before income taxes
and fixed charges	$34,012		$82,902		$108,039

Ratio of earnings to fixed charges	4.38	x	3.74	x	3.62	x